UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 23, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation

File No. 001-15829 - CF#36508

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FedEx Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on July 16, 2018.

Based on representations by FedEx Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through May 3, 2028
Exhibit 10.34	through September 30, 2022
Exhibit 10.162	through September 29, 2024
Exhibit 10.163	through September 29, 2024
Exhibit 10.164	through September 29, 2024
Exhibit 10.165	through September 29, 2024
Exhibit 10.166	through September 29, 2024
Exhibit 10.167	through September 29, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary